Exhibit 6.3

TECHNOLOGY LICENSE AGREEMENT

dated

13 JANUARY 2022

by

CHERY NEW ENERGY AUTOMOBILE CO. LTD.,

Chery

and

APTERA MOTORS CORP.,

APTERA

Chery	Aptera

Table of Contents

TECHNOLOGY LICENSE AGREEMENT		1

Recitals		1

1.	INTERPRETATION	1

2.	LICENSE AND SCOPE OF USE	5

3.	DELIVERY AND TECHNICAL DOCUMENTATION	6

4.	PAYMENT TERMS	6

5.	WARRANTIES, INFRINGEMENT	8

6.	LIABILITY	8

7.	INDEMNIFICATION; INSURANCE; WAIVERS	9

8.	CONFIDENTIALITY	11

9.	ASSIGNMENT AND SUBCONTRACTING	11

10.	REGISTRATION AND EFFECTIVENESS	12

11.	TERM	12

12.	TERMINATION	12

13.	FORCE MAJEURE	13

14.	ADVERTISING; PUBLIC ANNOUNCEMENTS	14

15.	MISCELLANEOUS	14

Chery	Aptera

TECHNOLOGY LICENSE AGREEMENT

This Technology License Agreement (this “Agreement”) is made on 13 January 2022

Between

Chery New Energy Automobile Co. Ltd., a limited liability company duly incorporated and existing under the laws of People’s Republic of China and having its principal place of business at No. 226, Huajin South Road, High Tech Industrial Development Zone, Wuhu City, Anhui Province, PRC (“Chery”); and

Aptera Motors Corp., a corporation duly incorporated and existing under the laws of the State of Delaware, USA and having its principal place of business at 13393 Samantha Ave. San Diego, CA 92129 (“APTERA”)

(each of Chery and APTERA are hereinafter individually referred to as a “Party” and together referred to as the “Parties”).

Recitals

A.

Chery is the owner or authorised licensee of certain intellectual property rights, non-patented technological know-how and data, patents and patent applications relating to the Applicable Parts (as defined below).

B.

APTERA desires to obtain from Chery the right to use the Technology (as defined below) in respect of Applicable Parts in the Territory (as defined below), and Chery is willing to grant such right under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the Parties hereto agree to enter into this Agreement, upon the following terms and conditions:

1.	INTERPRETATION

1.1	Definitions. In addition to any other defined terms contained elsewhere in this Agreement, the following capitalized terms shall have the following meanings:

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, grievance, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, judicial, regulatory or other, whether at law, in equity or otherwise.

“Affiliate” means, with respect to a specified Person, a Person that directly or indirectly Controls, is Controlled by or is under common Control with, the specified Person. In addition to the foregoing, if the specified Person is an individual, the term “Affiliate” also includes (a) the individual’s spouse, (b) the members of the immediate family (including parents, siblings and sons/daughters) of the individual or of the individual’s spouse, and (c) any legal entity, firm, company, corporation, association, partnership, trust, investment fund or entity that, directly or indirectly, is Controlled by or is created solely for the benefit of any of the foregoing individuals.

“Applicable Parts” means those parts and components selected from Chery’s electric vehicle models known as eQ1 and eQ5 and as listed in Schedule 1 and Schedule 2, which will be carried over or modified by APTERA for use in Aptera’s Solar Electrical Vehicles.

“Aptera Business Activities” means the design and development, homologation, manufacture, selling, and after-sales servicing of the Aptera’s Solar Electrical Vehicles by APTERA in the Territory.

Chery	Aptera

“Aptera’s Solar Electrical Vehicles” means the solar electrical vehicles with three wheels to be designed and developed by APTERA, which is scheduled to SOP on September 30, 2022 by APTERA.

“Authorised Activities” means the carrying over and modification of Applicable Parts for purposes of the Aptera Business Activities.

“Business Day” means a day (other than a Saturday, Sunday or public holiday) on which licensed banks are generally open for business in the PRC and the State of California, USA.

“Confidential Information” shall have the meaning ascribed in Section 8.1.

“Control” of a Person (including for purposes of references to the terms “Controlling,” “Controlled by” and “under common Control with”) means ownership of more than fifty percent (50%) of the voting stock or share capital of a Person or the power, directly or indirectly, through the ownership of voting securities or by agreement, either to: (i) vote a majority of the securities having ordinary voting power; (ii) determine the majority of the members of the board of directors or board of officers of such Person; or (iii) direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

“Dispute” shall have the meaning set forth in Section 15.9.

“Effective Date” means the date first written above in this Agreement.

“Force Majeure” shall have the meaning set forth in Section 13.2.

“Governmental Authority” means any national government, state, municipality, locality or other political subdivision thereof and any entity, body, agent, commission or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government and any executive official thereof.

“Insolvency Event” means, with respect to any Person, a Person is unable to pay its debts; enters into liquidation (except for the purposes of a solvent amalgamation or reconstruction); is subject to the appointment of an administrator, provisional liquidator, or receiver over all or a significant part of its assets or takes or is subject to any similar action in consequence of a debt; ceases or threatens to cease trading or is dissolved; or any procedure analogous to any of the preceding matters occurs in any other jurisdiction with respect to that Person.

“Intellectual Property Rights” means (i) all trade names, logos, domain names, URL’s, websites, addresses and other designations, inventions (whether or not patentable), works of authorship, technical data, technologies, trade secrets, formulas, algorithms, processes, methods, schematics, computer software (in source code and/or object code form), patents, copyright, design rights, registered designs, trademarks, service marks (registered and unregistered), know how, rights in relation to databases, rights in confidential information and all other intellectual property rights of any sort throughout the world including all registrations and pending applications for such registrations and all revisions, extensions and renewals of any such rights; and (ii) all related rights including patent rights, author’s rights, copyrights, sui generis database rights, trade secrets rights, moral rights, and all other intellectual and industrial property rights of any sort throughout the world and all applications, registrations, issuance and the like with respect thereto.

“Laws” means any applicable federal, national, regional, state, provincial, local or foreign constitution, law, statute, treaty, rule, regulation, ordinance, code, binding case law, judgement, decree, notice, approval, similar action or decision of the foregoing by any Governmental Authority (including those relating to antitrust and trade regulation, environmental protection, hazardous waste disposal, health and safety, labor, employment, capital market regulations and zoning and building codes), which applies to a Party or any of their respective assets, businesses, or activities, and any contract with any governmental authority relating to the compliance with any of the foregoing.

Chery	Aptera

“Losses” means losses, damages, liabilities, fines, penalties, costs, charges, and expenses of whatever kind (including attorneys’ or other fees, the costs of enforcing any right, and the cost of pursuing any insurance providers).

“Non-Patented Technology” means those non-patented trade secrets, know-how, databases, topography, mask works, processes, technical information, data, confidential information, specifications, drawings, records, documentation, works of authorship or other creative works, preventative maintenance schedules, algorithms, assembly processes, standards, logic diagrams, schematics and the like.

“Parts Development Agreement” means the parts development agreement to be entered into between APTERA and Chery (or its Affiliate) for the development of parts for the Aptera’s Solar Electrical Vehicles.

“Parts Supply Agreement” means the parts supply agreement to be entered into between APTERA and Chery for APTERA’s purchase from Chery (or its Affiliate) of parts for the assembly of Aptera’s Solar Electrical Vehicles.

“Patented Technology” means all inventions, utility models, products, methods, processes and other technology, which fall within any valid claim of any patent or patent application, whether filed before or after the Effective Date, along with any continuation, continuation-in- part, divisional, foreign counterpart or renewal or extension of any of the foregoing (Patent Filing), provided that such Patent Filing has not lapsed or been withdrawn, abandoned or finally rejected. For clarification and without limiting the foregoing, Patented Technology shall include inventions, utility models, products, methods, processes or other technology existing before or at the Effective Date, but for which a Patent Filing is made after the Effective Date.

“Person” means an individual, legal person or entity, corporation, company, firm, partnership, limited partnership, syndicate, trust, association or entity or Governmental Authority, political subdivision, agency of instrumentality of a Governmental Authority (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists).

“PRC” or “China” means the People’s Republic of China, and for the purpose of this Agreement only, excluding the province of Taiwan and the Hong Kong and Macau Special Administrative Region.

“Quarter” means each of the three-month periods ending on March 31, June 30, September 30 and December 31 of a calendar year.

“Quarterly Report” shall have the meaning set forth in Section 4.3.

“Representatives” means the employees, directors, officers, agents, subcontractors, shareholders, attorneys, advisors, successors and permitted assigns of a Party and its Affiliates respectively.

“SOP” means the start of production of the first Aptera’s Solar Electrical Vehicle to be sold.

“Technical Documentation” means the standards, specifications (including but not limited to DFMEA, DVP&R, SSTS, CTS, Native Catia Data and their equivalent), instructions, drawings, pictures, tapes and similar written material to be provided to APTERA relating to the Technology, which are listed in Schedule 1 and Schedule 2.

Chery	Aptera

“Technical Documentation Certificate of Receipt” shall have the meaning set forth in Section 3.3.

“Technological Know-how and Data” means all technical information (including the Technical Documentation) in whatever form (written, visual, electronic, magnetic or other media) or know-how, trade secrets and other information provided to APTERA in relation to the Applicable Parts or Technology.

“Technology” means the Patented Technology and Non-Patented Technology owned by or licensed to Chery (with the right to sublicense) which relate to the Applicable Parts, as set out in the Technical Documentation, as well as the Technological Know-how and Data that Chery agrees to include in the scope of license under this Agreement.

“Term” means the period specified in Section 11 or, if this Agreement shall be terminated prior to the expiration of such period, the period from the Effective Date to the date on which this Agreement is terminated (inclusive).

“Territory” means the North America, South America, European Union, South Africa, Australia and New Zealand.

“Third Party” shall mean any Person that is not a Party or an Affiliate of a Party.

“Wholesale Unit” means a unit of Aptera’s Solar Electrical Vehicle sold by APTERA to a distributor, dealer and/or end customer.

1.2	Interpretation. For purposes this Agreement, unless the specific context requires otherwise:

(a)	The singular includes the plural and the plural includes the singular; words importing any gender include all other genders.

(b)

References to any law, regulation or other statutory provision include reference to such law or regulation or provision as modified, amended, extended, replaced or re- enacted, whether before or after the date hereof.

(c)	References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time.

(d)	References to individuals, legal entities or parties include their respective permitted successors and assigns.

(e)	References to “Sections” or “Schedules” are references to Sections or Schedules which form part of this Agreement, except as otherwise specifically indicated.

(f)	The headings included in this Agreement and its Schedules are inserted for convenience only and shall not affect the construction of this Agreement.

(g)	The words “include” and “including” shall be deemed to include “without limitation”.

(h)	The words “herein hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision.

(i)	Where any word or phrase is given a defined meaning in this Agreement any other part of speech or other grammatical form of that word or phrase shall have a corresponding meaning.

(j)

The words “directly or indirectly” mean directly or indirectly through one or more intermediary Persons (including an Affiliate) or through contractual or other legal arrangements, and “direct or indirect” shall have correlative meanings.

Chery	Aptera

(k)

The Recitals and Schedules constitute an integral part of this Agreement. In case of conflict between the provisions of the body of this Agreement and any Schedule, the provisions of the body of this Agreement shall prevail.

(l)	Rights may be exercised or not, at their holder’s sole discretion.

(m)

Whenever this Agreement refers to a number of days (other than Business Days), such number shall refer to calendar days. All periods of time and terms shall be counted excluding the date of the event that causes such period or term to begin and including the last day on which such period or term ends.

2.	LICENSE AND SCOPE OF USE

2.1

Subject to APTERA’s full compliance with the terms and conditions set forth in this Agreement, Chery grants to APTERA, and APTERA hereby accepts, for the Term, a limited, non-transferable, non-sub licensable (except as provided in Section 2.2), and non-exclusive right and license to use the Technology only in connection with the Authorised Activities and only in the Territory.

2.2

APTERA may sublicense the Technology to suppliers of Applicable Parts of Aptera’s Solar Electrical Vehicles to the extent such suppliers require and solely for purposes of providing components or parts of Applicable Parts for Aptera’s Solar Electrical Vehicles, and authorized dealers of Aptera’s Solar Electrical Vehicles to the extent such dealers require and solely for purposes of providing after-sales services for Aptera’s Solar Electrical Vehicles. Except for the foregoing, APTERA may not sublicense the Technology or any of the rights provided in this Section 2 without Chery’s prior written consent.

2.3

Except as expressly set out in this Section 2 or permitted by Chery in writing, no other right or license is granted by Chery to APTERA by this Agreement and APTERA shall not use any other Intellectual Property Rights of Chery.

2.4

APTERA shall not make any representation or do any act which may be taken to indicate that it has any right, title or interest in or to the ownership or use of any of the Technology except under the terms of this Agreement, and APTERA hereby acknowledges that it acquires only the limited and temporary right to use the Technology and that it does not acquire any rights, title or interest, express or implied, in the Technology, but rather, Chery shall at all times retain all rights, title, interest, including the Intellectual Property Rights, in the Technology.

2.5	Chery reserves the right to use, sell or license any of the Technology at any time to other Persons, notwithstanding anything to the contrary herein.

2.6

APTERA shall not, and cause its Representatives not to, during the Term or any time after its expiration or termination for any reason, register or attempt or cause to be registered in any part of the world any of the Technology or any Intellectual Property Rights identical or substantially similar to any of the Technology.

2.7

APTERA shall not do or permit anything to be done in connection with its use of the Technology which would or could jeopardise or prejudice the right or title of Chery to the Technology. APTERA shall not assert any rights to or challenge Chery’s rights to the Technology.

2.8	APTERA shall be solely responsible and liable for the modification, development, change, improvement, enhancement or customization of the Applicable Parts.

Chery	Aptera

2.9

Each Party acknowledges that the Technology has great commercial value to Chery and that any breach of the restrictions referred to in this Section 2 may cause Chery irreparable damage for which a monetary indemnity may not be an adequate remedy. Accordingly, in addition to other remedies that may be available under this Agreement (including a right of termination and/or a claim for damages), Chery may seek and obtain injunctive relief against such a breach or threatened breach in any relevant country.

3.	DELIVERY AND TECHNICAL DOCUMENTATION

3.1

Provided that Chery receives the first instalment payment according to Section 4.2 of this Agreement, Chery shall deliver to APTERA via electronic data transfer and/or Team Center System, the relevant Technical Documentation, which are set out in Schedule 1. Upon the delivery of the relevant Technical Documentation set out in Schedule 1, Chery shall promptly issue a notification of delivery to Aptera. Chery may also provide hardcopies of the Technical Documentation on a case-by-case basis as reasonably requested by APTERA, at APTERA’s cost. Such Technical Documentation shall be subject at all times to the confidential and security policy of Chery.

3.2

Until the date of SOP, upon the request of Aptera, Chery will deliver to APTERA via electronic data transfer and/or Team Center System, the relevant Technical Documentation, which are set out in Schedule 2. For the avoidance of doubt, APTERA will not be entitled to withhold any payment of license fees under this Agreement for the reason due to the provision of Technical Documentation which are set out in Schedule 2.

3.3

All Technical Documentation is provided to APTERA with “as is” status, without any express or implied warranties, which is the same as used by Chery at the date of delivery of the Technical Documentation.

3.4

APTERA shall promptly issue a certificate of receipt (“Technical Documentation Certificate of Receipt”) to Chery within five (5) Business Days after receipt by APTERA of the Technical Documentation, which are set out in Schedule 1. Upon Chery’s receipt of the Technical Documentation Certificate of Receipt, or APTERA’s failure to issue such receipt within five (5) Business Days after receipt by APTERA of the Technical Documentation, Chery shall be deemed as having complied with its obligations under Section 3.1.

3.5

In the event that erroneous Technical Documentation is provided by Chery under this Agreement: (i) the Parties will meet to discuss remedies for erroneous information provided by Chery; and (ii) if Chery agrees that it provided erroneous information, Chery shall modify any such erroneous information and promptly inform APTERA in writing of such modification.

3.6

Each of Chery and APTERA shall appoint its liaison person who will be responsible for the delivery and receipt of the Technical Documentation respectively. The liaison person of Chery is Fu Fumei, and the liaison person of APTERA is Matt Bockman. A Party may change its liaison person by written notice to the other Party.

4.	PAYMENT TERMS

4.1	In consideration of the rights granted by Chery to APTERA under this Agreement in respect of the Technology, APTERA shall pay to Chery license fees in two parts: 1) Fixed Fee; and 2) Royalties.

4.2

It is agreed between the Parties that the total amount of the Fixed Fee to be paid by APTERA to Chery is USD 2,000,000 in cash (the “Fixed Fee”). The Fixed Fee shall be divided into four equivalent instalments, i.e. USD 500,000 in cash for each instalment. APTERA shall consummate the payment in cash as set out below:

a)	within five Business Days after the execution of this Agreement by the Parties;

Chery	Aptera

b)

within five Business Days after thirty days after the execution of this Agreement by the Parties, provided that the Technical Documentation Certificate of Receipt has been issued by APTERA (or APTERA has failed to issue such receipt within five (5) Business Days after receipt by APTERA of the Technical Documentation);

c)	Within five Business Days after execution of the Parts Supply Agreement and Parts Development Agreement.

d)	Within five Business Days after the delivery of first batch of parts under the Parts Supply Agreement.

4.3

APTERA shall pay to Chery a running royalty, being USD 258 per Wholesale Unit of Aptera’s Solar Electrical Vehicles containing Aptera sourced parts from Chery (or its Affiliate) or from global suppliers utilizing original Chery-licensed Technology (the “Royalties”). For purpose of calculating the Royalties, after the SOP, APTERA shall within [five (5)] Business Days following the end of each Quarter send a sales report to Chery setting out (a) the number of Wholesale Units of Aptera’s Solar Electrical Vehicles in respect of that Quarter, and (b) the total amount of Royalties payable by APTERA in respect of that Quarter (“Quarterly Report”). The Royalties shall be invoiceable by Chery based on the Quarterly Report. APTERA shall make payment to Chery against the relevant invoices within 10 Business Days of Chery’s issuing the invoice.

4.4

APTERA shall keep true and accurate records and books of account containing all data necessary for the determination of Royalties payable. Chery or its duly authorized representative or accountant, shall be entitled, on reasonable notice, to inspect the records and books during business hours for the purpose of verifying the accuracy of the Quarterly Reports. Where Chery detects any error in the accounting of APTERA, APTERA shall reimburse Chery’s costs of investigating APTERA’s books reasonably attributable to the investigation which uncovered such error and shall immediately remedy any underpayment.

4.5

The license fee to be paid by APTERA to Chery, pursuant to the clauses hereinabove, shall be due and payable, in the designated bank account of and specified in writing to APTERA by Chery, by wire transfer.

4.6	The taxes outside China in connection with the payments of license fees under this Section 4 shall be borne and paid by APTERA.

4.7

All costs and charges applied or levied by APTERA’s bank in relation to the wire transfers / payments to be effected into Chery’s bank account by APTERA shall be borne by APTERA, and all costs and charges applied or levied by Chery’s bank in China, in relation to the payments to be effected into Chery’s designated bank account shall be borne by Chery.

Chery	Aptera

5.	WARRANTIES, INFRINGEMENT

5.1

Chery represents and warrants to APTERA that it has the legal right, power and authority to enter into this Agreement and perform, assume and comply with all covenants and obligations undertaken by Chery hereunder.

5.2

APTERA represents and warrants to Chery that it has the legal right, power and authority to enter into this Agreement and perform, assume and comply with all covenants and obligations undertaken by APTERA hereunder.

5.3

APTERA shall notify Chery as soon as practicable in writing upon becoming aware of any Third Party infringing or appropriating Chery’s Technology in the Territory. Chery shall have the sole right to determine whether, and to what degree, to take Action regarding such infringement or appropriation of the Chery’s Technology. The cost of such Action shall be exclusively borne by APTERA and any recovery from such Action shall be payable solely to Chery, in the event of an infringement or appropriation of Chery’s Technology, and APTERA shall use its commercially reasonable efforts to co-operate with Chery in the taking of any such Action.

5.4

APTERA shall notify Chery as soon as practicable in writing if APTERA becomes aware that Chery’s Technology infringes a Third Party’s Intellectual Property Rights. APTERA and Chery shall use their commercially reasonable efforts to cooperate with each other to resolve such infringement, at APTERA’s cost.

5.5

If APTERA determines that it is possible to apply for or file for any Intellectual Property Rights in connection with the Technology licensed by Chery, APTERA shall notify Chery so that Chery may decide whether or not it wishes to apply for or file any such right. Under no circumstances shall APTERA be authorized to take any steps to apply for or file any such right in its own name. Applications for registration of rights relating to the Technology shall be at the sole cost of APTERA and made in the name of Chery.

5.6

Chery represents and warrants to APTERA, to the actual knowledge of Chery, as of the Effective Date of this Agreement, the Technology does not infringe the Intellectual Property Rights of any Third Party in the PRC.

6.	LIABILITY

6.1

For the purposes of this Section, “liability” means any liability, including under statute, tort (including liability for negligence, misrepresentation or misstatement), contract (including liability under any indemnity) or otherwise (save that any exclusions or limitations of liability shall not apply in respect of fraud), and “liable” and “liabilities” shall be construed accordingly.

6.2

The Parties shall not be liable under or in connection with this Agreement for any loss of profit, incidental or indirect loss, special loss, consequential loss, exemplary damages (excluding any damages arising from Actions subject to indemnification under this Agreement), diminution in value, business interruption, cost of capital, or loss of business reputation or opportunity including loss or deferral of revenue, additional or other financing costs, loss of use or any loss in respect of business interruption, damage to reputation and goodwill, or loss of expected future business.

6.3

The aggregate liability of Chery and its Representatives in respect of all claims under or in connection with this Agreement or arising out of or in connection with any act, omission, event or circumstance or series of acts, omissions, events or circumstances relating to this Agreement shall in no circumstances exceed the aggregate amount of the license fee received by Chery for the immediate preceding 12 months period according to this Agreement.

Chery	Aptera

6.4

EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, CHERY MAKES NO REPRESENTATION, WARRANTY, OR ASSURANCE OF ANY KIND WHATSOEVER, WHETHER EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, AS TO THE TECHNOLOGY, THE TECHNICAL DOCUMENTATION, OR AS TO ANY CONDITION, PERFORMANCE, SATISFACTORY QUALITY, NON INFRINGEMENT OF THIRD PARTY RIGHTS, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, AND ALL SUCH REPRESENTATIONS, WARRANTIES, AND CONDITIONS ARE SPECIFICALLY EXCLUDED AND DISCLAIMED, INCLUDING ANY WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE AND ANY WARRANTY OF MERCHANTABILITY. Other than as stated in this Agreement, Chery shall have no liability in relation to any Applicable Parts carried over or modified using the Technology or Aptera’s Solar Electrical Vehicles whether in relation to the quantity or quality of such carried over or modified Applicable Parts or Aptera’s Solar Electrical Vehicles or otherwise.

7.	INDEMNIFICATION; INSURANCE; WAIVERS

7.1

APTERA agrees to indemnify and hold Chery and its Representatives harmless from and against all Losses actually incurred or suffered by Chery and its Representatives which arise from or in connection with (a) any breach by APTERA of its obligations under this Agreement, (b) any Action relating to any infringement or misuse of the Technology by APTERA or its Affiliates, (c) any Action brought against Chery for any use of any other technology by APTERA which was not previously authorized by Chery, or (d) any Action for bodily injury, property damage, product warranty, product liability or infringement of Intellectual Property Rights with respect to the Aptera Business Activities or any of Aptera’s Solar Electrical Vehicles.

7.2

In relation to any Action subject to indemnification under Section 7.1, Chery shall be entitled to assume and control the defence and settlement of the Action at the sole cost of APTERA and through counsel of Chery’s choice. APTERA shall cooperate with Chery in such defence and make available to Chery all witnesses, pertinent data, records, materials and information in APTERA’s possession or under APTERA’s control relating to the Action as is reasonably required by Chery.

7.3

In relation to any Action brought against APTERA, or jointly against APTERA and Chery, in relation to the Technology, APTERA shall inform Chery in writing and provide Chery with the claim letter or email, claim package, complaint, summons, disclosures, and any other documents included therewith, if available.

(a)

Chery may elect, in its sole discretion, to assume and control the defence at the cost of APTERA if it gives written notice of its intention to do so to APTERA within thirty (30) days after receiving APTERA’s notice of such Action. In that event, APTERA may appoint its own participating non-controlling counsel with respect to such Action, at its own expense. Chery will keep APTERA apprised of all material developments regarding the Action being defended by Chery, will instruct its counsel to cooperate and consult with APTERA’s counsel, and will act in good faith and give reasonable consideration to the views of APTERA and its counsel in connection with the defence of such Action. Before Chery settles or determines to forego any right of appeal in connection with the Action pursuant to this Section 7.3, however, Chery shall give APTERA advance written notice of any proposed settlement or the foregoing of such right, and a reasonable opportunity to consent in writing to the settlement or the foregoing of such right (which consent will not be unreasonably withheld, delayed or conditioned).

Chery	Aptera

(b)

In the event APTERA is controlling the defence against any such Action, Chery may appoint its own participating non-controlling counsel and will cooperate with APTERA in such defence and make available to APTERA all witnesses, pertinent data, records, materials and information in Chery’s possession or under Chery’s control relating to the Action as is reasonably required by APTERA. No such Action may be settled prior to a final judgment thereon and no appeal may be foregone by APTERA without the prior written consent of Chery (which consent will not be unreasonably withheld, delayed or conditioned), unless Chery is released in full in connection with such settlement.

(c)	Chery shall have no liability to APTERA for its defence of any Action or any actions taken or not taken by Chery in respect thereof.

7.4

APTERA shall maintain at all times, at its expense, adequate liability insurance relating to the Aptera Business Activities. APTERA shall name Chery and/or its Affiliates as an additional insured party on such policies. Upon a reasonable request by Chery, APTERA shall supply its relevant insurance certificates and policies showing the coverage required. Without limiting the generality of the foregoing, APTERA will maintain such insurance coverage at its own expense with insurance carriers rated A1 or better by Moody’s Insurance Financial Strength Rating or A.M. Best Company A – (VII) or better. APTERA shall maintain such insurance policies for the Term of this Agreement on terms and conditions that are satisfactory to Chery.

7.5

APTERA acknowledges and agrees that it is entering into this Agreement, and any transaction contemplated hereby, at its own risk, without any reliance on any representations, warranties, or undertakings by Chery.

Chery	Aptera

8.	CONFIDENTIALITY

8.1

APTERA shall not divulge or make use of any Technology or other proprietary confidential information of Chery that is provided or made available to APTERA or that are otherwise acquired by or come into the possession of APTERA pursuant to this Agreement (collectively, the “Confidential Information”) other than as expressly authorized under this Agreement. Confidential Information shall include all information that APTERA acquires from Chery or its Representatives or that comes into the possession of APTERA under the terms of this Agreement, whether developed by Chery or by others and whether patented or patentable, including the Technology and Technical Documentation.

8.2

The Parties agree and acknowledge that the Confidential Information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use. APTERA shall use all reasonable best efforts to preserve the proprietary character of the Confidential Information and treat all information contained therein as confidential, and not remove or obscure Chery’s copyright or proprietary rights notices if any exist thereon. APTERA shall protect the Confidential Information from disclosure by using the same degree of care, but not less than reasonable best efforts, and security measures to prevent the unauthorized use, dissemination, or publication of the Confidential Information as APTERA uses to protect its own Confidential Information of a like nature.

8.3

Access to the use of the Confidential Information shall be restricted to those of APTERA’s Representatives who have a need to know information for the uses permitted hereunder and who agree to adhere to the obligations of confidentiality hereunder and are bound by legally enforceable written confidentiality agreements containing equivalent obligations. APTERA may disclose Confidential Information (i) pursuant to any request or order under applicable Laws and (ii) pursuant to a subpoena or other legal process, provided that APTERA shall notify Chery prior to such a disclosure so that Chery may seek a protective order. APTERA shall notify Chery of any actual or threatened breach of this confidentiality provision, and APTERA shall cooperate with Chery in enforcing such provisions.

8.4

If requested by Chery and upon expiration or termination of this Agreement, APTERA shall, subject to applicable Law, immediately return to Chery all Confidential Information, including materials, papers, records, documents, and the like of every kind, and any and all copies thereof, provided to APTERA in connection with this Agreement.

8.5

This Agreement imposes no obligation upon APTERA with respect to Confidential Information which (i) was in APTERA’s possession before receipt from Chery, (ii) is or becomes a matter of public knowledge through no fault of APTERA, (iii) is rightfully received by APTERA from a Third Party without a duty of confidentiality, or (iv) is disclosed by APTERA with Chery’s prior written approval.

8.6	Proprietary know-how will remain confidential in perpetuity and trade secrets shall remain confidential so long as they remain a trade secret

9.	ASSIGNMENT AND SUBCONTRACTING

9.1

Except as expressly provided otherwise in this Agreement, APTERA shall not, without the prior written consent of Chery, assign, mortgage, create a security interest in, charge or dispose of this Agreement or any of its rights hereunder, or otherwise delegate any of its obligations under this Agreement. In particular, APTERA shall not create or grant any security interest in the Technology, nor shall it lease, sub-contract or sublicense the Technology to any other Person, unless otherwise agreed by Chery in writing prior to such sub-contract or sub-license taking place.

Chery	Aptera

10.	REGISTRATION AND EFFECTIVENESS

10.1

If any authorisation or approval of, or filing, or completion of the performance of other procedures with a PRC governmental body are required, in connection with this Agreement, Chery shall use its reasonable efforts to obtain unconditional authorisations and approvals or to effect such filing or procedures. If any authorisation or approval of, or filing or completion of the performance of other procedures with a governmental body of the Territory are required in connection with this Agreement, APTERA shall use its reasonable efforts to obtain unconditional authorisations and approvals or to effect such filings or procedures. The Parties shall co-operate with each other in seeking all necessary government authorisations and approvals.

10.2

With respect to the authorisation or approval of the governmental bodies of the PRC or the Territory, if conditions are so imposed therewith that either Party believes that an amendment must be made to this Agreement that either party cannot accept, or if either or both of Chery and APTERA are ordered to make any such amendment, either party may immediately terminate this Agreement without any liability.

11.	TERM

After being signed by both Parties, this Agreement shall come into force on the Execution Date. This Agreement shall remain fully valid and effective unless and until earlier terminated as provided under this Agreement or required by applicable Laws.

12.	TERMINATION

12.1	Chery may terminate this Agreement by written notice to APTERA at any time if:

(a)

any payment due from APTERA remains unpaid for a period in excess of sixty (60) Business Days following the due date for payment of such amount, and APTERA fails to pay such amount within thirty (30) Business Days following receipt of written notice giving full particulars of the outstanding amount and requiring it to be paid;

(b)	an Insolvency Event occurs in respect of APTERA;

(c)	APTERA breaches:

(i)	any of its material obligations or restrictions under Section 2 in relation to the license grant; and/or

(ii)	any of its obligations under Section 8 in relation to confidentiality;

(d)	APTERA fails to meet the quality requirements in the Territory in respect of Aptera’s Solar Electrical Vehicles; or

(e)

APTERA commits a material breach of its obligations under this Agreement and (where the breach is capable of being remedied) that breach has not been remedied within thirty (30) Business Days following receipt of written notice giving full particulars of the breach and requiring it to be remedied.

12.2	Aptera has the right to claim direct losses suffered by written notice to Chery if:

(a)

Chery commits a material breach of its obligations under this Agreement and (where the breach is capable of being remedied) that breach has not been remedied within thirty (30) Business Days following receipt of written notice giving full particulars of the breach and requiring it to be remedied;

Chery	Aptera

(b)	Chery delays the delivery of the Technical Documentation as set out in Schedule 1 for more than 30 Business Days;

(c)	Chery maliciously refuses the request of Aptera to provide the Technical Documentation as set out in Schedule 2; or

(d)	Chery unilaterally cease the license of the Technology under this Agreement without any cause.

12.3	Any termination pursuant to Section 12.1 will become effective immediately upon notice of the termination to APTERA.

12.4

No termination of this Agreement will prejudice a Party’s right to recover any sums due under this Agreement at the effective date of termination or prejudice any cause of action or claim either Party may have by reason of the other Party’s failure to meet its obligations under this Agreement.

12.5	Following expiration or termination of this Agreement for any reason:

(a)	APTERA shall immediately cease any and all use of the Technology and Intellectual Property Rights of Chery, as well as cease carrying out the Authorised Activities,

(b)	APTERA shall pay any outstanding amount owed to Chery under this Agreement;

(c)

except for APTERA’s payment and confidentiality obligations under this Agreement and its indemnity under Section 7.1, all rights and obligations of the Parties with respect to each other hereunder shall cease;

(d)	the license granted hereunder shall terminate immediately and automatically, and APTERA shall consent to cancellation of any record, if any, of APTERA as licensee of the Technology;

(e)

all Technical Documentation and all other documents, including memoranda, pages and drawings, tapes, microfilm, computer diskettes or any electronic or other medium containing information on Chery’s Technological Know-how and Data and/or Technology together with any copies thereof, shall, as required by Chery in its sole discretion, be returned to Chery or destroyed by APTERA in the presence of Chery or its designee and a certificate of such destruction signed by the Chief Executive Officer (or equivalent) of APTERA shall be promptly provided to Chery;

12.6	The provisions of Sections 7.1, 7.2, 7.3, 8, 12, 14 and 15 shall survive the expiration or termination of this Agreement.

13.	FORCE MAJEURE

13.1

Each Party will be excused from performing its obligations under this Agreement when substantially prevented by Force Majeure, but only after the Party claiming Force Majeure has served notice thereof on the other Party and then for no longer than the Force Majeure exists. The Party whose performance of this Agreement is affected by any Force Majeure event (the “Affected Party”) shall provide the other with any evidence necessary to verify the occurrence of Force Majeure.

13.2

“Force Majeure” mean any event which: (i) is beyond the control of the Affected Party; (ii) is unforeseen or, if foreseen, is unavoidable; (iii) arises after the date of the execution of this Agreement; and (iv) prevents total or partial performance of this Agreement by any Party. Such events shall include, but not be limited to, floods, fires, droughts, typhoons, earthquakes or other natural disasters, transportation disasters, strikes, civil unrest or disturbance, acts of terrorism, riots and war (whether or not declared) provided that Force Majeure does not include any such Force Majeure event that is due to a Party’s wilful act, neglect or failure to take reasonable precautions against the relevant Force Majeure event.

Chery	Aptera

13.3

In the event of a Force Majeure, the Affected Party shall use all reasonable endeavours to avoid or mitigate the effects of the event in question and shall, upon the cessation of the Force Majeure, use all reasonable endeavours to make up for any delay, which has occurred.

13.4	It is expressly agreed that each Party may terminate this Agreement upon notice to the other Party without liability in case of a Force Majeure situation lasting more than six (6) months.

13.5	Nothing in this Section shall relieve a Party of its obligation to make payments when due hereunder.

14.	ADVERTISING; PUBLIC ANNOUNCEMENTS

14.1

Each Party shall not, and shall ensure that its Affiliates do not, use the other Party’s or any of its Affiliate’s name and logo for promoting their products in print and electronic media without prior written permission of the other Party.

14.2

No Party nor any of its Representatives shall (orally or in writing) publicly disclose, issue any press release or make any other public statement, or otherwise communicate with the media, concerning the existence of this Agreement or the subject matter hereof, without the prior written approval of the other Party, except if and to the extent that such Party (based upon the reasonable advice of counsel) is required to make any public disclosure or filing regarding the subject matter of this Agreement (a) by applicable Law or (b) in connection with enforcing its rights under this Agreement.

15.	MISCELLANEOUS

15.1	No Partnership

Nothing in this Agreement is or shall be deemed to constitute a partnership between the Parties nor, except as may be expressly set out in it, constitute any Party the agent of the other for any purpose.

15.2	Further Assurances

Each Party agrees (at its own cost) to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the other Parties may reasonably require to implement and/or give effect to this Agreement and the transaction contemplated by this Agreement.

15.3	Variation, waiver and consent

(a)

No variation or waiver of any provision or condition of this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the Parties (or, in the case of a waiver, by or on behalf of the Party waiving compliance).

(b)

Unless expressly agreed in writing, no variation or waiver of any provision or condition of this Agreement shall constitute a general variation or waiver of any provision or condition of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation or waiver, and the rights and obligations of the Parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied or waived.

(c)	Any consent granted under this Agreement shall be effective only if given in writing and signed by the consenting Party and then only in the instance and for the purpose for which it was given.

Chery	Aptera

15.4	Entire Agreement

Subject to any terms implied by law, this Agreement represents the whole and only agreement between the Parties in relation to its subject matter and supersedes any previous agreement (whether written or oral) between all or any of the Parties in relation to the subject matter save that nothing in this Agreement shall exclude any liability for, or remedy in respect of, fraudulent misrepresentation.

15.5	Notices

(a)

Save as otherwise provided in this Agreement, any notice, demand or other communication to be given by any Party under, or in connection with, this Agreement shall be in writing in English and signed by or on behalf of the Party giving it. Any shall be served by sending it by email or fax to the number set out in Section 15.5(b), or delivering it by hand to the address set out in Section 15.5(b) and in each case marked for the attention of the relevant Party set out in Section 15.5(b) (or as otherwise notified from time to time in accordance with the provisions of this Section 15.5). Any notice so served by email, fax or hand shall be deemed to have been duly given or made as follows:

(i)	if sent by email, at the time of transmission by the sender (as recorded on the device from which the sender sent the e-mail);

(ii)	if sent by fax, at the time of transmission; or

(iii)	in the case of delivery by hand, when delivered,

provided that in each case where delivery by email, fax or by hand occurs after 6:00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9:00 a.m. on the next following Business Day. References to time in this Section are to local time in the country of the addressee.

(b)	The addresses and fax numbers of the Parties for the purpose of this Section are as follows:

Chery

Address: [No. 226, Huajin South Road, High Tech Industrial Development Zone, Wuhu City, Anhui Province, PRC]

Email: [***]

Fax: [***]]

For the attention of: [Mr. Rong Shengge]

APTERA

Address: [13393 Samantha Ave. San Diego, CA 92129, USA]

Email: [***]

Fax: [●]

For the attention of: [Mr. Jim Chyou]

Chery	Aptera

(c)	A Party may notify the other Party of a change to its name, relevant addressee, address or fax number for the purposes of this Section, provided, that such notice shall only be effective on:

(i)	the date specified in the notification as the date on which the change is to take place; or

(ii)

if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is given, the date following five (5) Business Days after notice of any change has been given.

(d)

In proving service it shall be sufficient to prove that the envelope containing the notice was properly addressed and delivered to the address shown thereon or that the facsimile transmission was made and a facsimile confirmation report was received, as the case may be.

15.6	Costs

Each of the Parties shall be responsible for its own legal, accountancy and other costs, charges and expenses incurred in connection with the negotiation, preparation and implementation of this Agreement and any other agreement incidental to or referred to in this Agreement.

15.7	Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision(s) by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

15.8	Governing Law

This Agreement shall be governed, interpreted and enforced in accordance with the Laws of the PRC, without regard to its principles of conflicts of law.

15.9	Dispute Resolution

(a)

In the event of any dispute or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity, interpretation, performance, breach or termination (the “Dispute”), the Parties shall attempt to resolve amicably and informally the Dispute. A Party may initiate informal negotiations to resolve the Dispute by giving written notice of such intent to the other Party.

(b)

If the Dispute is not resolved within thirty (30) days of a Party giving written notice to the other in accordance with Section 15.9(a), such Dispute shall be referred to and finally resolved by arbitration administered by Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (“SIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this Section 15.9(b).

(i)	The law of this Section 15.9 shall be PRC law

(ii)	The seat of arbitration shall be Singapore.

Chery	Aptera

(i)	The language of arbitration shall be English.

(ii)

The arbitral tribunal shall consist of three arbitrators. Each Party shall appoint one arbitrator, and the Parties shall nominate a third arbitrator who shall act as the presiding arbitrator of the arbitral tribunal. Failing such nomination within fifteen (15) days from the appointment of the second arbitrator, the President of the Court of Arbitration of SIAC shall appoint the presiding arbitrator.

(iii)

Despite the arbitration, to the extent applicable and permissible, any Party shall be entitled to seek interim relief, including injunctive relief, from a court of competent judicial authority, and this shall not be considered to be or construed as incompatible with, or a waiver of, the agreement to arbitrate as set out in this Section 15.9(b).

(iv)

Judgment upon any award entered through arbitration may be entered in any court having jurisdiction or application may be made to any such court for judicial acceptance of the award and an order for enforcement, as the case may be. Each of the Parties hereby expressly and irrevocably waives any claim of immunity from jurisdiction or enforcement of the judgment which it may have on grounds of sovereign immunity or otherwise.

(v)	The Parties to the arbitration shall bear their own costs and expenses.

(vi)	The arbitration award shall be final, conclusive and binding on each Party and shall not be subject to any appeal and shall deal with the question of costs of arbitration and matters related thereto.

15.10	Copies

This Agreement may be executed in any number of copies and by the Parties on separate copies and each such copy shall constitute an original of this Agreement but all of which together constitute one and the same instrument. This Agreement shall not be effective until each Party has executed at least one copy.

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Chery	Aptera

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

Chery New Energy Automobile Co. Ltd.

Name:

Title: Authorized Representative

Aptera Motors Corp.

Name:

Title: Chairman & CEO

Chery	Aptera

List of Schedules

Schedule 1: Initial Part of Applicable Parts and Technical Documentation

Schedule 2: Additional Part of Applicable Parts and Technical Documentation

The Company agrees to furnish supplementally a copy of any omitted exhibit to the U.S. Securities and Exchange Commission upon request.

Chery	Aptera

SUPPLEMENTAL AGREEMENT

TO

CLASS B COMMON STOCK ACQUISITION AGREEMENT

THIS SUPPLEMENTAL AGREEMENT TO CLASS B COMMON STOCK ACQUISITION AGREEMENT (this “Supplement”) dated April 10, 2023 is made between Aptera Motors Corp., a Delaware corporation (the “Company”), and Chery Automobile Hongkong Trade Co., Limited, a limited liability company organized under the laws of Hong Kong (“Investor”).

WHEREAS:

(1)

The Company and Chery New Energy Automobile Co., Ltd.(“Chery New Energy”) are parties to a Technology License Agreement (as defined below) dated JANUARY 13, 2022, pursuant to which Chery New Energy has agreed to license certain technology to the Company;

(2)

On the date of 13 January 2022, the Company and the Investor entered into a CLASS B COMMON STOCK ACQUISITION AGREEMENT (the “Agreement”), under which, among other things, the Company has agreed to issue certain Shares (as defined below) to Investor, and Investor has agreed to acquire such Shares from the Company, as a portion of the consideration payable for the technology licensed under the Technology License Agreement;

(3)	As of the date of this Supplement, the Company has issued to the Investor Shares with a total value of USO 4 million;

(4)

On the date of this Supplement, the Company and Chery New Energy also entered into a Supplemental Agreement to the Technology License Agreement, under which, among other things, the parties thereto agree to reduce the payment of a Fixed Fee (as defined under the Technology License Agreement) payable by the Company to the Investor from USO 2 million to USO 1 million;

(5)

In consideration of the changes under the Supplemental Agreement to the Technology License Agreement as set out in paragraph (4) above, the parties have agreed to increase the total amount of Shares to be issued by the Company to the Investor under the Agreement, which is a portion of the consideration payable for the technology licensed under the Technology License Agreement, from USO 8 million to USO 9 million; and

(6)	The Parties have agreed to amend the Agreement on the terms set out in this Supplement.

THEREFORE, IT IS AGREED AS FOLLOWS:

1.	Capitalized terms used but not defined in this Supplement shall have the meanings given to them under the Agreement.

2.	The second paragraph of the Agreement shall be replaced in its entirety with the following:

“The Company and Chery New Energy Automobile Co., Ltd.(“Chery New Energy”) are parties to a Technology License Agreement dated JANUARY 13, 2022 (the “Technology License Agreement”) pursuant to which Chery New Energy has agreed to license certain technology to the Company. A portion of the consideration payable for the technology licensed under the Technology License Agreement consists of shares of the Company’s Class B Non-Voting Common Stock equivalent to the total amount of USO 9 million. The Company has agreed to issue such shares to Investor, and Investor has agreed to acquire such shares from the Company, on the terms and subject to the conditions set

Chery	APTERA DC CA

forth in this Agreement.”

3.	Section 1 of the Agreement shall be replaced in its entirety with the following:

“1. Sale of Stock. Subject to the terms and conditions of this Agreement, the Company will issue to Investor, and Investor agrees to acquire from the Company, shares of the Company’s Class B Non-Voting Common Stock (the “Shares”) in four instalments. The due date for each such installment shall be referred to as “Payment Date”. As of the date of this Supplement, the Company has issued to the Investor Shares with a total value of USO 2 million on the Payment Date for each of first and second installment, respectively. The Payment Dates with respect to third and fourth instalment are as follows:

a)	within five Business Days after execution of the Parts Supply Agreement and Parts Development Agreement; and

b)	within five Business Days after the delivery of first batch of parts under the Parts Supply Agreement.

For the purpose of this Section 1, the terms “Parts Supply Agreement” and “Parts Development Agreement” shall have the meaning given to them in the Technology License Agreement. With respect to each of the third and fourth installment, the Company shall issue to the Investor Shares with a total value of USO 2.5 million. The term “Shares” refers to the issued Shares and all securities received in replacement of or in connection with the Shares pursuant to stock dividends or splits, all securities received in replacement of the Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities or other properties to which Investor is entitled by reason of Investor’s ownership of the Shares.”

4.

The amendments provided in this Supplement shall take effect immediately upon execution of this Supplement by both parties. With effect from the execution of this Supplement, the Agreement and this Supplement shall together be read and construed as one document, and references in the Agreement to “this Agreement” shall mean the Agreement as amended by this Supplement. In the event of any conflict or discrepancy between the provisions of the Agreement and the provisions of this Supplement, the provisions of this Supplement shall take precedence over the provisions of the Agreement.

5.

Each party represents and warrants to the other party that: (a) it has full power, authority and capacity to execute and perform this Supplement; and (b) this Supplement constitutes legal, valid and binding obligations on such party enforceable in accordance with its terms.

6.

This Supplement may be executed in any number of copies and by the parties on separate copies and each such copy shall constitute an original of this Supplement but all of which together constitute one and the same instrument. This Supplement shall not be effective until each party has executed at least one copy.

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Chery	APTERA DC CA

The parties have executed this Supplement as of the date first set forth above.

THE COMPANY:

Aptera Motors Corp.

By:	/s/ Chris Anthony

Name:	Chris Anthony
Title:	CEO

Address:

5818 El Camino Real Carlsbad, CA 92008

Attn: Chief Executive Officer

email: *********@aptera.us

THE INVESTOR:

Chery Automobile Hongkong Trade Co., Limited

By (signatures): /s/ Qi Shilong
Name: Qi Shilong

Address: 14th Floor, One Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong

email: ********@mychery.com